Exhibit 21
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of	%
	Organization	Owned
Media Challenge Holdings Limited	British Virgin Islands	100%
Shenzhen New Media Consulting Co., Ltd.	China	100%
Shenzhen Media Investment Co., Ltd. – disposed	China	100%
Shenzhen New Media Advertising Company Ltd. - disposed	China	100%
Shenzhen Caina Brand Consultant Company	China	100%
Shanghai Zhiduo Network Technology Company Limited (discontinued on August 27, 2010)	China	51%
Beijing Media Management Consultation Company	China	100%
Shenzhen Keungxi Technology Company Ltd.	China	48%
Shanghai Qiyu Information Technology Co., Limited	China	30%
Beijing Orient Converge Human Resources Management Center Co., Ltd.	China	10%
Shenzhen Directory Marketing Management Co. Ltd.	China	30%
Beijing Guangrun Lingzhi International Advertising Co. Ltd.	China	40%
Beijing Kang Pusen Media Consultation Planning Co. Ltd.	China	20%
Beijing Caina Xianliang Marketing and Layout Company	China	100%